NEWS RELEASE

EMX Royalty Executes Agreement to Sell Kimberley Copper Project to
Enfield Exploration Corporation

Vancouver, British Columbia, October 1, 2018 (TSX Venture: EMX; NYSE American: EMX) – EMX Royalty Corporation (the “Company” or “EMX”) is pleased to announce the execution of a purchase agreement (the “Agreement”) for the Kimberley Copper Project in Western Australia with Enfield Exploration Corporation (“Enfield”), a reporting issuer in Canada. The Agreement provides EMX with 500,000 shares of Enfield, and a commitment from Enfield to raise US $1,000,000 for an initial drill test of the project. EMX will also receive a graduated net smelter return (“NSR”) royalty on the project, annual advance royalty payments, and an additional 1,750,000 shares of Enfield upon the achievement of certain milestones.

The Kimberley Copper Project (the “Project”) consists of two groups of mineral exploration licenses, and contains sediment-hosted copper mineralization developed in geologic dome structures in the Kimberley region of Western Australia. Please see www.EMXroyalty.com for more information.

Commercial Terms Overview. Pursuant to the Agreement, EMX – NSW 1 Pty Ltd, an Australian corporation, will be transferred to Enfield. EMX – NSW 1 Pty Ltd is a wholly owned subsidiary of EMX and controls the mineral exploration licenses that comprise the Project. EMX’s obligation to transfer is subject to Enfield raising US $1,000,000 by a date (the “Effective Date”) no later than October 15, 2018. Additional terms are as follows:

•	On the Effective Date, Enfield will issue 500,000 common shares of Enfield stock to EMX.

•	EMX will receive a sliding-scale NSR royalty in the amount of the following percentages:

—

1.0% on all base metals until 50,000 tonnes of copper are produced; 1.5% on all base metals until an additional 100,000 tonnes of copper are produced; 2.0% on all base metals for any further production.

—	2% on all precious metals produced from the Project at any time.

—	The royalty is uncapped and cannot be bought out or reduced.

•

EMX will receive annual advance royalty ("AAR") payments of 12,500 pounds of copper commencing on the third anniversary of the transfer. These initial AAR payments can be made in either cash equivalents, or in shares of Enfield stock at Enfield’s election. Upon publication of an initial, NI 43-101 resource on the Project, the AAR payments will increase to the cash equivalent of 20,000 pounds of copper.

•	Enfield will make additional payments of 1,750,000 common shares of stock upon certain milestones being reached.

•	Enfield commits to raising US $1,000,000 to fund further exploration by October 15, 2018, and to fund an initial drill program in late 2018.

•	Enfield will use its best efforts to obtain a public listing on the TSX Venture Exchange by March 2019, and if registration is not achieved by July 2, 2019, certain penalties will apply.

Project Overview. The Kimberley Copper Project consists of two groups of exploration licenses, the Menuairs Dome group and Campbellmerry group, together comprising 22,370 hectares. Each license group contains a prominent geologic dome structure (doubly plunging anticlines) developed in Proterozoic sedimentary units which exhibit widespread occurrences of copper mineralization in surface exposures. The area underwent limited exploration for copper in the late 1960s and early 1970s, when models for “Zambian type” copper deposits were applied. This led to shallow drill tests of mineralization associated with black shale units around the periphery of Menuairs Dome.

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More recent deposit models suggest the anticlinal dome structures are themselves the targets, and that the prospective cores of the anticlines have never been drill tested. The anticlines are cored by thick sequences of sandstones, which could serve as favorable host rocks for copper mineralization, overlying mafic volcanic units. Clear evidence is seen of relicts from the earlier presence of hydrocarbons in the anticlinal structures, which could have provided the chemical reductants needed to trigger copper precipitation within the domes. The underlying mafic volcanic units are also known to exhibit copper mineralization and copper enrichment throughout the region.

The Agreement for the Kimberley Copper Project is another example of the execution of EMX’s royalty generation business model. In addition to EMX’s direct ownership in Enfield, EMX will receive advance royalty and production royalty payments in the case of discovery. These interests provide EMX and its shareholders immediate exposure to pre-production revenue and equity upside, while the royalty interests provide longer term exposure to mineral production revenues and the optionality of continued exploration success and discovery.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX leverages asset ownership and exploration insight into partnerships that advance our mineral properties, with EMX receiving pre-production payments and retaining royalty interests. EMX complements its royalty generation initiatives with royalty acquisitions and strategic investments.

For further information contact:

David M. Cole	Scott Close
President and Chief Executive Officer	Director of Investor Relations
Phone: (303) 979-6666	Phone: (303) 973-8585
Email: Dave@EMXroyalty.com	Email: SClose@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements
This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merits of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will”, “believe”, “potential” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six month period that ended on June 30, 2018 (the “MD&A”), and the most recently filed Form 20-F for the year that ended on December 31, 2017, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the 20-F and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EMXroyalty.com